EXHIBIT 99.1

PRESS RELEASE

SHANGHAI CENTURY ACQUISITION CORPORATION
ANNOUNCES RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR APPOINTMENT OF LIQUIDATORS

New York, New York, July 8, 2008 -- Shanghai Century Acquisition Corporation (AMEX: SHA) announced that the proposal to appoint Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as liquidators of the Company in relation to the Company’s voluntary liquidation was approved by the shareholders of Shanghai Century at its General and Extraordinary Meeting held on July 8, 2008.

The Liquidators’ responsibilities include, but are not limited to, undertaking an independent assessment, evaluation and settlement of the Company’s creditors; and making pro rata distributions to the holders of securities from the trust account (the “Trust Account”) of the Company into which the net proceeds of the Company’s initial public offering were deposited (plus (i) one-half of the interest earned on the Trust Account and (ii) any remaining net assets). The per share distribution amount will not be determined until after the Liquidators have evaluated and paid the creditors’ claims and may be less than the initial public offering price of US$8.00 per unit, assuming the entire amount of the Trust Account is available for distribution. No payments will be made in respect of the outstanding warrants (which have expired worthless) or to any of its initial shareholders with respect to the shares owned by them prior to the initial public offering.

Cosimo Borrelli is a chartered accountant with over 20 years of experience in formal and informal corporate restructuring, insolvency, forensic accounting and financial investigations. Jacqueline Walsh is a qualified lawyer in Hong Kong and the United States with over 14 years of experience in formal and informal corporate restructuring, insolvency, court and private receiverships and financial investigations.

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China. In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.

Company Contact:
Franklin D. Chu
Co-Chief Executive Officer & Director
Phone: +852-2854-1118
fchu@shanghai-century.com